July 29, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mark Brunhofer and Sharon Blume

Re: Bank of Hawaii Corporation Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 1, 2022 File No. 001-06887

Dear Mr. Brunhofer and Ms. Blume:

In your letter dated July 15, 2022 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for the Fiscal Year ended December 31, 2021 within ten business days or advise you when we would provide a response.

During our telephone conversation with Mark Brunhofer on July 29, 2022, we advised him that, due to the timing of our quarterly financial reporting and time constraints on our finance and legal personnel, we were requesting an extension of time to provide a response.

As a result, and as agreed with Mr. Brunhofer during our telephone conversation, we will submit our response to the Staff Comment Letter on or before August 12, 2022.

Very truly yours,
/s/ Dean Y. Shigemura Dean Y. Shigemura, Vice Chair, Chief Financial Officer and Principal Accounting Officer Bank of Hawaii Corporation
cc:	Patrick M. McGuirk, Senior Executive Vice President and Corporate Secretary